UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

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GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company)

____________________

GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Person Filing Statement)

____________________

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

39679B 103
(CUSIP Number of Class of Securities)

James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
100 Greenway Boulevard
Carrollton, GA 30117
(770) 836-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Reinaldo Pascual
Paul Hastings LLP
1170 Peachtree Street, N.E., Suite 100
Atlanta, GA 30309
(404) 815-2227
______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) (i) VCG Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Crestview Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (iii) Vitera Healthcare Solutions, LLC, a Delaware limited liability company that is wholly owned by VEPF IV (“Vitera”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent, Merger Sub and Vitera (“Vista”). The Schedule TO relates to the tender offer for all of the outstanding Shares of Greenway, at a price of $20.35 per Share (the “Offer Price”) net to the seller in cash without interest and less any applicable withholding taxes (the “Per Share Amount”), if any, upon the terms and conditions set forth in the offer to purchase dated October 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”).

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note: As contemplated by the proposed settlement of certain litigation described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings,” as further described below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiff contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented as follows:

By amending and restating the first full paragraph on page 11 under the heading “—(i) Background of Offer and Merger,” in its entirety as follows:

“On July 2, 2013, the Board met telephonically to discuss the draft engagement letter with J.P. Morgan, and the Board instructed Greenway’s management to negotiate and finalize J.P. Morgan’s engagement. In addition, the Board discussed the Company Case 1 Projections in anticipation of providing them to J.P. Morgan, and also discussed the Company’s fourth quarter performance.”

By inserting, at the end of the seventh full paragraph on page 11 under the heading “—(i) Background of Offer and Merger,” the following sentence:

“The closing price of Greenway’s stock on July 25, 2013, was $11.25.”

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By inserting, after the third sentence of the first full paragraph on page 12 under the heading “—(i) Background of Offer and Merger,” the following sentence:

“The Board then discussed the propriety of a potential meeting between Mr. Green and representatives from Vista, and gave Mr. Green instructions relating to certain topics that might be discussed, including not discussing potential compensation packages for management following the consummation of the Transactions.”

By amending and restating the last sentence in the first full paragraph on page 12 under the heading “—(i) Background of Offer and Merger,” in its entirety as follows:

“The Board discussed who the alternative bidders might be that might be willing, interested and able to finance a transaction for Greenway, and noted that all such bidders would be experienced acquirors, and all would have the ability to move quickly, and some would have the ability to quickly finance a deal this size. The Board deferred further consideration of those issues until a revised offer and terms were received from Vista.”

By inserting, after the first sentence of the fourth full paragraph on page 12 under the heading “—(i) Background of Offer and Merger,” the following sentences:

“In addition, Mr. Green reported that Vista’s representatives indicated that Vista’s ability to pay the consideration being discussed was conditioned on Mr. Green continuing to participate in a senior leadership role at the combined company following the consummation of the Transactions. Mr. Green reported to the Board that he had confirmed that he was interested in doing so.”

By inserting, after the second sentence of the last paragraph on page 12 under the heading “—(i) Background of Offer and Merger,” the following sentence:

“The closing price of Greenway’s stock on August 7, 2013, was $11.84.”

By inserting, at the end of the third paragraph on page 12 under the heading “—(i) Background of Offer and Merger,” the following sentence:

“The closing price of Greenway’s stock on August 13, 2013, was $12.32.”

By amending and restating the second sentence in the first full paragraph on page 13 under the heading “—(i) Background of Offer and Merger,” in its entirety as follows:

“In addition, representatives from J.P. Morgan noted that it would be difficult for any other likely financial buyers to be able to match Vista’s new offer price or to commit sufficient equity to cover the entire offer price without the availability of benefits common to strategic buyers, and expressed a preliminary view that the multiples that were implied by Vista’s offer appeared extremely high for likely strategic buyers.”

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By amending and restating the fourth full paragraph on page 13 under the heading “—(i) Background of Offer and Merger,” in its entirety as follows:

“On August 15, 2013, the Board met in person in Carrollton, Georgia. Mr. Green updated the Board on his conversation with the representative of Vista, and the Board reviewed the negotiated deal terms and the revised letter from Vista with representatives of Paul Hastings and J.P. Morgan. The Board again discussed the need for confidentiality, and the potential negative consequences to the Company if the Company were to have discussions with other possible buyers and a leak were to occur. Following a further discussion, the Board unanimously agreed to move forward to pursue the Vista offer and authorized Mr. Green to sign a 30-day exclusivity agreement with Vista, which also provided for automatic 7-day extensions of the exclusivity period unless the agreement was otherwise terminated by Greenway or Vista at will.”

By amending and restating the second sentence in the second full paragraph on page 14 under the heading “—(i) Background of Offer and Merger,” in its entirety as follows:

“They also reiterated that in their opinion it would be difficult for financial buyers to be able to match Vista’s offer price or to commit sufficient equity to cover the entire offer price without the availability of the strategic benefits obtainable from a combination with Vitera, and reiterated that the multiples that were implied by Vista’s offer appeared extremely high for likely strategic buyers.”

By inserting, after the first sentence of the third full paragraph on page 14 under the heading “—(i) Background of Offer and Merger,” the following sentences:

“The Board asked the representatives from J.P. Morgan for their views on who might make an alternative offer for Greenway once the deal with Vista was announced. Representatives from J.P. Morgan indicated that they only viewed strategic players with strategic reasons for wanting to buy Greenway as possibilities, and that these would be large companies with cash on hand or existing credit facilities sufficient to finance the purchase price.”

4

By amending and restating the first sentence of the third full paragraph on page 19 under the heading “—(iii) Financial Projections,” as follows:

“The Company Case 1 Projections were largely prepared beginning in mid-2013 based on information available at that time using various assumptions and estimates, and were based on the Company’s June 30 fiscal year end.”

By amending and restating the first sentence of the first full paragraph on page 20 under the heading “—(iii) Financial Projections,” as follows:

“In addition, J.P. Morgan conducted a discounted cash flow analysis, based on financial data calendarized to a December 31 fiscal year end, for the purpose of determining the fully diluted equity value per Share, as more fully described below under the caption “—Opinion of J.P. Morgan Securities LLC”.”

By amending and restating the second sentence of the first full paragraph on page 20 under the heading “—(iii) Financial Projections,” as follows:

“J.P. Morgan calculated the unlevered free cash flows (as described in footnote (2) to the table above setting out the Company Case 1 Projections) that the Company is expected to generate during the period beginning on October 1, 2013 and ending on December 31, 2023 based upon (i) from October 1, 2013 through December 31, 2015, the Company Case 1 Projections as provided by the Company and (ii) from January 1, 2016 through December 31, 2023, extrapolations from Company Case 1 Projections that were reviewed and approved by the Company’s management for J.P. Morgan’s use in connection with its financial analyses and rendering of its fairness opinion.”

By amending the table captioned “Calculations and Extrapolations from Company Case 1 Projections) at the end of page 20 under the heading “—(iii) Financial Projections,” by inserting a footnote (2) in the “free cash flow” line, which reads as follows:

“(2) Net of projected tax payments for each calendarized year, assuming a 40% relative tax rate.”

By inserting, in the table captioned “Calculations and Extrapolations from Company Case 1 Projections) at the end of page 20 under the heading “—(iii) Financial Projections,” an additional row at the end of the table that reads as follows:

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Free cash flow for discounting	$(3)	$7	$22	$26	$37	$43	$47	$52	$56	$59	$62

By amending and restating on pages 24-26 under the heading “—(iv) Opinion of J.P. Morgan Securities LLC,” each instance of the phrase “firm value” and “Firm Value” in its entirety with the phrase “enterprise value” and “Enterprise Value,” respectively.

5

By amending and restating the first table on page 25 under the heading “—(iv) Opinion of J.P. Morgan Securities LLC,” in its entirety as follows:

	Enterprise Value / 2014E Revenue		Enterprise Value / 2014E EBITDA
Healthcare IT
Cerner Corporation	5.09	x	15.0	x
HMS Holdings Corp.	3.86	x	11.6	x
The Advisory Board Company	3.86	x	20.8	x
Computer Programs & Systems, Inc.	3.24	x	12.2	x
Vocera Communications, Inc.	3.23	x	45.8	x
athenahealth, Inc.	6.13	x	31.1	x
Medidata Solutions, Inc.	8.32	x	34.1	x
Allscripts Healthcare Solutions, Inc.	2.19	x	11.8	x
WebMD Health Corp.	2.47	x	9.8	x
MedAssets, Inc.	3.35	x	10.1	x
Quality Systems, Inc.	2.31	x	9.3	x
Merge Healthcare Incorporated	1.93	x	9.2	x
Healthcare IT: Mean	3.83	x	18.4	x
Healthcare IT: Median	3.29	x	12.0	x
Software
Salesforce.com, Inc.	5.74	x	33.1	x
Fleetmatics Group PLC	6.59	x	21.1	x
Demandware, Inc.	11.18	x	NM
Jive Software, Inc.	4.98	x	NM
Concur Technologies, Inc.	9.08	x	43.1	x
RealPage, Inc.	4.08	x	16.6	x
E2open, Inc.	6.29	x	NM
Guidewire Software, Inc.	8.41	x	69.5	x
Model N, Inc.	1.74	x	NM
Software: Mean	6.45	x	36.7	x
Software: Median	6.29	x	33.1	x

By amending and restating the first sentence of the second full paragraph on page 25 under the heading “—(iv) Opinion of J.P. Morgan Securities LLC,” as follows:

“J.P. Morgan examined selected transactions with respect to companies J.P. Morgan judged to be relevant, which were announced between July 2005 and May 2013.”

6

By amending and restating the first full table on page 26 under the heading “—(iv) Opinion of J.P. Morgan Securities LLC,” in its entirety as follows:

	Enterprise Value / Forward Revenue		Enterprise Value / Forward EBITDA
Healthcare IT: Mean	3.5	x	14.2	x
Healthcare IT: Median	2.6	x	10.9	x
Healthcare IT: High	10.8	x	47.9	x
Healthcare IT: Low	1.3	x	8.4	x
Software: Mean	3.9	x	20.8	x
Software: Median	3.0	x	19.7	x
Software: High	8.1	x	67.8	x
Software: Low	2.4	x	8.4	x

By amending and restating the first sentence of the second full paragraph on page 26 under the heading “—(iv) Opinion of J.P. Morgan Securities LLC,” as follows:

“J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s enterprise value (calculated as the equity purchase price, plus any debt, plus any non-controlling interest, less cash and cash equivalents) to the consensus equity research analyst estimate for the target company’s one year forward estimate of revenue (“Enterprise Value/Forward Revenue”) at the time of the transaction; and the ratio of the target company’s enterprise value to the consensus equity research analyst estimate for the target company’s one year forward estimate of EBITDA (“Enterprise Value/Forward EBITDA”) at the time of the transaction.”

By inserting, at the end of the last paragraph on page 26 under the heading “—(iv) Opinion of J.P. Morgan Securities LLC,” the following sentence:

“The inputs and assumptions used to derive this discount range were based on a capital asset pricing model.”

By amending and restating the second sentence of the fifth full paragraph on page 27 under the heading “—(iv) Opinion of J.P. Morgan Securities LLC,” as follows:

“Such services during such period have included acting as lead left bookrunner on the Company’s initial public offering in February 2012 and acting as an arranger of certain credit facilities for certain of Vista Equity Partners’ other portfolio companies, including in respect of Vista’s acquisition of Websense, Inc. in June 2013.”

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Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By inserting, at the end of the subsection titled “Legal Proceedings,” which immediately precedes the subsection entitled “Forward-Looking Statements,” the following paragraph:

“On October 25, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the stockholder putative class action lawsuit pending in the Superior Court of the State of Georgia, County of Gwinnett, captioned Booth Family Trust IRA v. Greenway Medical Technologies, Inc. et al., Case No.: 13-A-08600-2, entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto. In connection with the MOU, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein (the “Supplemental Disclosures”). The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the Superior Court of the State of Georgia. Subject to satisfaction of the conditions set forth in the MOU, the defendants, VEPF IV and their respective affiliates, among others, will be released by the plaintiff and all members of the putative class of Company stockholders from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement, and the disclosures relating to the foregoing. The foregoing description is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(5)(B).”

Item 9. “Exhibits,” is hereby amended and supplemented as follows:

By a adding the exhibit filed herewith as exhibits thereto:

“(a)(5)(B) Memorandum of Understanding, entered into as of October 25, 2013.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENWAY MEDICAL TECHNOLOGIES, INC.

By:	/s/ William G. Esslinger, Jr.
Name: William G. Esslinger, Jr. Title: Vice President, General Counsel and Secretary

Dated: October 25, 2013

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